INTIVA BIOPHARMA INC.

4340 East Kentucky Avenue - Suite 206

Glendale, Colorado 80246

(303) 495-7583

evan@intivainternational.com

January 19, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Intiva BioPharma Inc. – Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On January 19, 2018, pursuant to the Jumpstart Our Business Startups Act of 2012, Intiva BioPharma Inc. (the “Company”) confidentially submitted to the Securities and Exchange Commission (the “Commission”) a draft registration statement on Form S-1 (the “Registration Statement”) for the offering of the Company’s common stock. Reference is hereby made to the Compliance and Disclosure Interpretations, Fixing America’s Surface Transportation (FAST) Act, Question 1, located at https://www.sec.gov/divisions/corpfin/guidance/fast-act-interps.htm (the “Interim Financial Statement Guidance”).

Pursuant to the Interim Financial Statement Guidance, the Company has not included in its Registration Statement interim financial information for the six months ended December 31, 2017 (the “December Interim Financial Information”) because: (i) the December Interim Financial Information is not due to be filed with the SEC until February 14, 2018; and (ii) the Company reasonably believes that the Company will be required to present the December Interim Financial Statements separately at the time of the amendment to the draft Registration Statement is filed or public registration statement is filed before it conducts its road show or, if there is no road show, at least 15 days prior to any effective date of the Registration Statement.

The Company reasonably believes that given the timing of this submission, it will be required to include December Interim Financial Information in its filing at the time of the offering, and if that is the case, the December Interim Financial Information or such later interim financial information will be included in a future publicly filed amendment to the Registration Statement. If, despite the timing of this submission, the Company is able to conduct the offering at such time that only the December Interim Financial Information will be required to be included in the filing at the time of the offering, then the December Interim Financial Information will be included in a future publicly filed amendment to the Registration Statement. The Company confirms to the Commission that it will publicly file its Registration Statement, the initial nonpublic draft registration statement and all draft amendments thereto, if any, at least 15 days before it conducts its road show or, if there is no road show, at least 15 days before the effective date of the Registration Statement.

If you should have any questions or comments regarding this letter, please do not hesitate to contact the undersigned or the Offices of Richard Rubin at rrubin@parkavenuegroup.us.

Sincerely yours,

/s/ Evan Wasoff
Evan Wasoff, CFO